comScore, Inc.
11950 Democracy Drive, Suite 600
Reston, Virginia 20190
Phone: (703) 438-2000
September 16, 2021
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, DC 20549
Attention: Taylor Beech
Re:    Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-259181) of comScore, Inc. (the "Registrant") filed August 31, 2021
Ladies and Gentlemen:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests that the effective time of the above-referenced Registration Statement on Form S-3 be accelerated to 4:00 p.m., Eastern Time, on September 21, 2021, or as soon thereafter as is practicable.
If you need additional information, please contact John A. Kupiec of Vinson & Elkins L.L.P., the Registrant’s outside counsel, at (212) 237-0033.

Very truly yours,

comScore, Inc.

By:	/s/ Ashley Wright
Name:	Ashley Wright
Title:	Secretary